SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sinovac Biotech Ltd.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

P8696W104
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada   V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2006
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: P8696W104                                                    13D                                                Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lily Wang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 4,853,121 (1)
	(8)	SHARED VOTING POWER 4,500 (2)
	(9)	SOLE DISPOSITIVE POWER 4,853,121 (1)
	(10)	SHARED DISPOSITIVE POWER 4,500 (2)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,853,121
(12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)                                                                                              [ X ]

Lily Wang disclaims any beneficial ownership of the 4,500 shares held by her son, Mac Wu, who resides with Ms. Wang.

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)        Lily Wang has sole voting and dispositive power of 4,653,121 shares which she directly owns and 200,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Lily Wang.
(2)        Lily Wang may be deemed to beneficially own and have shared voting and dispositive power of 4,500 shares owned directly by her son, Mac Wu, who resides with Lily Wang, however, Lily Wang disclaims any beneficial ownership of the shares owned directly by Mac Wu.

CUSIP NO.: P8696W104                                                    13D                                                Page 3 of 5 Pages

Item 1.        SECURITY AND ISSUER

                   The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Sinovac Biotech Ltd., a corporation organized under the laws of the Country of Antigua (the "Issuer").  The address of the principal executive offices of the Issuer is No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.China,   100085.

Item 2.        IDENTITY AND BACKGROUND

                   (a) – (c)

                   Ms. Lily Wang's principal occupation is President of USA Xinyu Co. Ltd.  Ms. Lily Wang's residential address is 75 W 5th Ave., #435, San Mateo, California  94402.

                   (d) – (f)

                   During the last five years, Ms. Lily Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Ms. Lily Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   Ms. Lily Wang is citizen of the United States.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   Ms. Lily Wang was the beneficial owner of 5,540,021 shares of Sinovac Biotech Ltd., which represented 14.0% of the Issuer’s outstanding shares of Common Stock, not including vested options owned by Ms. Lily Wang.  Pursuant to market transactions effected on April 26, April 27, May 1, May 3 and May 4, 2006, Ms. Lily Wang disposed of in aggregate 377,900 shares of Common Stock of the Issuer.

                   In addition, pursuant to a gifting of shares dated July 5, 2006, Ms. Lily Wang arranged for the transfer of 4,500 shares of Common Stock of the Issuer registered in Ms. Lily Wang’s name as a gift to her son, Mr. Mac Wu.  Pursuant to a gifting of shares dated July 5, 2006, Ms Lily Wang arranged the transfer of 4,500 shares of Common Stock of the Issuer registered in Ms. Lily Wang’s name as a gift to her brother, Mr. Xianping Wang.

                   Furthermore, pursuant to an agreement entered into between Ms. Lily Wang and her brother, Mr. Xianping Wang, Ms. Lily Wang transferred 500,000 shares of Common Stock of the Issuer to Mr. Xianping Wang on July 20, 2006.

CUSIP NO.: P8696W104                                                    13D                                                Page 4 of 5 Pages

Item 4.         PURPOSE OF TRANSACTION

                    The purpose of the transaction being reported was: Ms. Lily Wang’s disposition of an aggregate of 377,900 shares of Common Stock of the Issuer in market transactions effected on April 26, April 27, May 1, May 3 and May 4, 2006; Ms. Lily Wang’s disposition of an aggregate of 9,000 shares of Common Stock of the Issuer as gifts to her son, Mr. Mac Wu, and her brother, Mr. Xiangping Wang, on July 5, 2006; and Ms. Lily Wang’s disposition of an aggregate of 500,000 shares of Common Stock of the Issuer in a transfer to her brother, Mr. Xiangping Wang.

                    Ms. Lily Wang is currently holding her remaining 4,653,121 shares, not including vested options owned by Ms. Lily Wang, for investment purposes.  The Issuer has filed a registration statement on Form F-3 to register for resale 3,000,000 shares of Common Stock of the Issuer owned by Ms. Lily Wang at a price no less than $2.30 per share which is effective until August 12, 2006.  Ms. Lily Wang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.         INTEREST IN SECURITIES OF THE ISSUER

                    (a)     Ms. Lily Wang directly owns 4,653,121 shares of Common Stock of the Issuer which represents approximately 11.7% of the outstanding Common Stock of the Issuer, not including vested options owned by Ms. Lily Wang.  This percentage is based on 39,726,028 shares of Common Stock issued and outstanding as at July 20, 2006.

                    (b)     Ms. Lily Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,653,121 shares of Common Stock, which she directly owns and 200,000 shares underlying stock options which have vested and/or are exercisable within 60 days.  In addition, Ms. Lily Wang may be deemed to have shared power to vote or direct the vote and shares power to dispose or direct the disposition of 4,500 shares, which are owned directly by her son, Mac Wu, who resides with Ms. Lily Wang, however, Ms. Lily Wang disclaims any beneficial ownership of the 4,500 shares owned by her son, Mac Wu.

                    (c)     Pusuant to a gifting of shares dated July 5, 2006, Ms. Lily Wang arranged for the transfer of 4,500 shares of Common Stock of the Issuer registered in Ms. Lily Wang’s name a a gift to her son, Mac Wu.

                    In addition, pursuant to a gifting of shares dated July 5, 2006, Ms. Lily Wang arranged for the transfer of her 4,500 shares of Common Stock of the Issuer registered in Ms. Lily Wang’s name as a gift to her brother, Mr. Xiangping Wang.

                    Furthermore, on July 20, 2006, pursuant to an agreement between Ms. Lily Wang and her brother, Mr. Xiangping Wang, Ms. Lily Wang transferred 500,000 shares of Common Stock of the Issuer registered in Ms. Lily Wang’s name to Mr. Xiangping Wang.

CUSIP NO.: P8696W104                                                    13D                                                Page 5 of 5 Pages

                    (d)     Except as otherwise described herein, and to the knowledge of Ms. Lily Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Ms. Lily Wang.

                    (e)     It is inapplicable for the purpose herein to state the date on which Ms. Lily Wang ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Lily Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Ms. Lily Wang.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

                    Not applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007                                                                                       /s/ Lily Wang
                                                                                                                                Lily Wang